UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934


                         For the month of December 2006


                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                               Yes |_|     No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): |_|


         The following document is being filed with this 6-K report and is attached hereto.


Press Release dated December 28, 2006 announcing final schedule for the termination of Quinenco's ADR program in the United States

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE
For further information contact:
Cindi Freeman
Investor Relations Manager
Quinenco S.A.
(56-2) 750-7221
e-mail: cfreeman@lq.cl

                    QUINENCO ANNOUNCES FINAL SCHEDULE FOR THE
               TERMINATION OF ITS ADR PROGRAM IN THE UNITED STATES

December 28, 2006 - Santiago, Chile. Quinenco S.A. (LQ:NYSE). As previously announced on November 16, 2006, Quinenco's Board of Directors at its meeting on November 16, 2006 resolved to terminate Quinenco's ADR program with The Bank of New York, as depositary, delist its ADSs from the New York Stock Exchange (NYSE) and eventually pursue deregistration with the Securities and Exchange Commission
(SEC). Quinenco's shares will continue to trade on the Chilean Stock Exchanges. Notwithstanding the termination of the ADR program and delisting from the NYSE, Quinenco will continue to comply with SEC reporting requirements unless and until its securities are deregistered with that entity.

Pursuant to The Bank of New York's notice to the holders of Quinenco's ADSs dated December 20, 2006, the Deposit Agreement will terminate on January 19, 2007, which is 30 days after the date of The Bank of New York's notice; immediately after which the NYSE is expected to stop trading of the ADSs.

As a result of the termination of the Deposit Agreement described above, holders of Quinenco's ADSs will have until at least April 19, 2007 to decide whether to retain their interests in Quinenco's shares. If holders of Quinenco's ADSs do not surrender their ADSs and request delivery of Quinenco's underlying shares before The Bank of New York sells those shares, holders of Quinenco's ADRs will lose the right to receive the underlying Quinenco shares and instead will be entitled, upon subsequent surrender of their ADSs, to receive the net proceeds of sale of the underlying Quinenco shares. The date or dates on which The Bank of New York will sell remaining deposited shares of Quinenco will not be earlier than April 20, 2007.


   Quinenco S.A., a leading Chilean business conglomerate, is the controlling entity of a portfolio of companies involved in financial services, food and beverage, telecommunications and manufacturing.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          QUINENCO S.A.



                                          By: /s/ Luis Fernando Antunez
                                             -----------------------------
                                          Name:  Luis Fernando Antunez
                                          Title: Authorized Representative


Dated: December 28, 2006